UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 6)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Bowman Consulting Group Ltd.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

103002101

(CUSIP Number)

Gary Bowman

12355 Sunrise Valley Drive, Suite 520

Reston, Virginia 20191

(703) 464-1000

Copies to:

Robert Hickey

Chief Legal Officer

12355 Sunrise Valley Drive

Suite 520

Reston, Virginia 20191

Tel: (703) 464-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 103002101	13D	Page 2 of 6

1.	Names of Reporting Persons. Gary Bowman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 990,906 shares
	8.	Shared Voting Power 1,495,103 shares (1)
	9.	Sole Dispositive Power 990,906 shares
	10.	Shared Dispositive Power 1,495,103 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,486,009 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.97% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Shares held by Bowman Family Asset Management, LLC of which Mr. Bowman is the manager.
(2)

Based on 14,648,595 shares of common stock of Bowman Consulting Group Ltd. outstanding (the “Common Stock”), which is the number of shares outstanding as of November 7, 2023, as reported in Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 of Bowman Consulting Group Ltd. (No. 333-255076) filed with the Securities and Exchange Commission (“SEC”) on November 7, 2023

CUSIP No. 103002101	13D	Page 3 of 6

1.	Names of Reporting Persons. Bowman Family Asset Management, LLC (“BFAM”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,495,103 shares (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,495,103 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,495,103 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2% (2)
14.	Type of Reporting Person (See Instructions) OO

(1)	Consists of shares held by BFAM, an estate planning vehicle established to manage the investments of Mr. Bowman and his family Mr. Bowman is the manager of BFAM.
(2)

Based on 14,648,595 shares of Common Stock outstanding, which is the number of shares outstanding as of November 7, 2023, as reported in Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 of Bowman Consulting Group Ltd. (No. 333-255076) filed with the SEC on November 7, 2023.

CUSIP No. 103002101	13D	Page 4 of 6

Explanatory Note

This Amendment No. 6 (the “Amendment”) is being filed by the Gary Bowman and Bowman Family Asset Management, LLC (the “Reporting Persons”) and amends, supplements and to the extent inconsistent with, supersedes the Schedule 13D filed by Gary Bowman on May 13, 2021, as amended by Amendment No. 1 filed September 23, 2021, Amendment No. 2 filed October 13, 2021, Amendment No. 3 filed November 16, 2021, Amendment No. 4 filed February 15, 2022 and Amendment No. 5 filed December 13, 2022 relating to shares of common stock, $0.01 par value per share (the “Common Stock”), of Bowman Consulting Group Ltd., a Delaware corporation (the “Issuer”).

Item 2. Identity and Background

Item 2 of Schedule 13D is hereby deleted in its entirety and substituted by the following:

Gary Bowman and Bowman Family Asset Management LLC may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), due to the provisions of the Bowman Family Asset Management, LLC Operating Agreement, effective as of October 8, 2021.

Mr. Bowman is the Issuer’s Chairman, President, and Chief Executive Officer. The address of Mr. Bowman and the Issuer is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191. Mr. Bowman serves as Chairman of the Issuer’s Board of Directors.

Bowman Family Asset Management LLC (“BFAM”) is a limited liability company formed in September 2021 under the laws of Commonwealth of Virginia. Its principal business is the management of the investment assets of Mr. Bowman and his family. The manager of BFAM is Gary Bowman and its business address is 12355 Sunrise Valley Drive, Suite 520, Reston, Virginia 20191.

During the past five years, Mr. Bowman has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Bowman is a U.S. citizen.

Item 4. Purpose of the Transaction

Item 4 is hereby amended as follows:

On November 20, 2023, Mr. Bowman gifted 26,796 shares of Common Stock of the Issuer to the Department of Civil and Environmental Engineering at Virginia Polytechnic Institute and State University (“Virginia Tech). The donation was made as part of a five-year, five million dollar ($5,000,000) total commitment made by Mr. Bowman in 2022 to Virginia Tech to establish the Bowman Sustainable Land Development Program for the expansion of sustainable land development learning initiatives. The average price per share gifted was $27.99.

The Reporting Persons have no plans or proposals which relate to or would result in any of the matters listed in Item 4 of Schedule 13D. From time to time, however, Mr. Bowman may acquire shares of Common Stock pursuant to equity awards granted to him by the Issuer or, for investment purposes.

Mr. Bowman may acquire or dispose of shares of Common Stock through open market transactions, stock trading plans (a “Rule 10b5-1 Plan”) intended to satisfy the affirmative defense conditions of the Securities Exchange Act Rule 10b5-1(c), or otherwise. On September 15, 2023, Mr. Bowman, individually and as manager of BFAM entered into a 10b5-1 Plan that provides for (i) with respect to Mr. Bowman, the sale of 80,000 shares of Common Stock pursuant to the terms of the 10b5-1 Plan from December 2023 through October 2024, and (ii) with respect to BFAM, the sale of 40,000 shares of Common Stock pursuant to the terms of the 10b5-1 Plan from December 2023 through October 2024. In addition, Mr. Bowman may gift shares of Common Stock, or he may transfer shares to BFAM to facilitate the management of such assets.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)—(b) Mr. Bowman has the sole voting and dispositive power over 990,906 shares of Common Stock and shared dispositive power over 1,495,103 shares of common stock, which are held by BFAM and of which he is the manager. The aggregate shares of Common Stock over which Mr. Bowman has beneficial ownership represent 16.97% of the total shares of Common Stock outstanding. BFAM has shared voting and dispositive power over 1,495,103 shares of Common Stock. The shares over which BFAM has beneficial ownership represent 10.2% of the total shares of Common Stock outstanding.

The above calculations are based on 14,648,595 shares of Common Stock outstanding, which is the number of shares outstanding as of November 7, 2023, as reported in Quarterly Report on Form 10-Q for the quarter ended September 30, 2023 of Bowman Consulting Group Ltd. (No. 333-255076) filed with the SEC on November 7, 2023.

(c)—(e) N/A

CUSIP No. 103002101	13D	Page 5 of 6

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2023

By:	/s/ Gary Bowman
Name:	Gary Bowman

Bowman Family Asset Management, LLC

By:	/s/ Gary Bowman
Name:	Gary Bowman
Title:	Manager

CUSIP No. 103002101	13D	Page 6 of 6

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D/A to which this Joint Filing Agreement is attached, and have duly executed this Joint Filing Agreement as of the date set forth below.

Date:	November 24, 2023

By:	/s/ Gary Bowman
Name:	Gary Bowman

Bowman Family Asset Management, LLC

By:	/s/ Gary Bowman
Name:	Gary Bowman
Title:	Manager